Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

THE FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TARGACEPT, INC.

It is hereby certified that:

1. The name of the corporation (hereinafter called the “Company”) is Targacept, Inc. The date of the filing of its Certificate of Incorporation with the Secretary of State of the State of Delaware was March 7, 1997.

The Fourth Amended and Restated Certificate of Incorporation filed on April 18, 2006, as amended, is hereby further amended as follows:

A.	To change the capitalization of the Company by striking out the first paragraph of Article IV in its entirety and by substituting in lieu of said first paragraph the following two paragraphs:

“The total number of shares of capital stock which the Company shall have authority to issue is one hundred five million (105,000,000) shares, of which (i) one hundred million (100,000,000) shares shall be a class designated as common stock, par value $0.001 per share (the “Common Stock”), and (ii) five million (5,000,000) shares shall be a class designated as preferred stock, par value $0.001 per share (the “Preferred Stock”).

Upon the effectiveness of the Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation, to effect a plan of recapitalization of the Common Stock by effecting a 7-for-1 reverse stock split with respect to the issued and outstanding shares of the Common Stock (the “Reverse Stock Split”), without any change in the powers, preferences and rights or qualifications, limitations or restrictions thereof, such that, without further action of any kind on the part of the Company or its stockholders, every seven (7) shares of Common Stock outstanding or held by the Company in its treasury on the date of the filing of the Certificate of Amendment (the “Effective Date”) shall be changed and reclassified into one (1) share of Common Stock, $0.001 par value per share, which shares shall be fully paid and nonassessable shares of Common Stock. There shall be no fractional shares issued. A holder of record of Common Stock on the Effective Date who would otherwise be entitled to a fraction of a share shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Common Stock, as reported in the Wall Street Journal, on the last trading day prior to the Effective Date (or if such price is not available, the average of the last bid and asked prices of the Common Stock on such day or other price determined by the Company’s board of directors).”

B.	To change the name of the Company by striking out Article I in its entirety and by substituting in lieu of said Article I the following: “The name of the corporation (hereinafter called the “corporation”) is Catalyst Biosciences, Inc.

3. The Amendment of the Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

EXECUTED, this 20th day of August 2015.

Targacept, Inc.

By:

Dr. Stephen A. Hill
President and Chief Executive Officer